Odyssey Semiconductor Technologies, Inc.

9 Brown Road

Ithaca, NY 14850

February 13, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:         Odyssey Semiconductor Technologies, Inc.

Registration Statement on Form S-1

File No. 333-234741

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 12:00 PM on February 14, 2020, or as soon thereafter as is practicable.

Sincerely,

Odyssey Semiconductor Technologies, Inc.

By: /s/ Richard J. Brown

Name: Richard J. Brown

Title: Chairman and Chief Executive Officer

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